Exhibit 3.57

LIMITED LIABILITY COMPANY AGREEMENT

This limited liability company Agreement is made as of the 16th day of December, 2008 by the Sole Member.

Section 1. Name of Company. The name of the limited liability company is HMA Hospital Holdings, LLC (the “Company”).

Section 2. Principal Place of Business. The principal place of business of the Company is 5811 Pelican Bay Blvd., Suite 500, Naples, FL 34108.

Section 3. Formation. The Company was organized as a Delaware limited liability company by the filing of a Certificate of Formation pursuant to the Delaware Limited Liability Company Act (the “LLC Law”) with the Delaware Secretary of State on December 16, 2008 (the “Company Organization Date”).

Section 4. Business of the Limited Liability Company. The purpose of the Company is to engage in any lawful business purpose. The Company has the authority to do all things necessary or convenient to accomplish this purpose and operate its business.

Section 5. Member. Health Management Associates, Inc., a Delaware corporation, is the sole member of the Company (the “Sole Member”). The Member owns 1,000 units in the Company which represents a 100% ownership interest in the Company. The Member’s address is 5811 Pelican Bay Blvd., Suite 500, Naples, FL 34108.

Section 6. Term. The Company commenced its existence on the Company Organization Date and it shall continue until terminated by the Member, as hereinafter defined, or the Member’s legal representative, or by operation of law.

Section 7. Management. The LLC shall be managed by the Sole Member who shall control the business and affairs of the Company in accordance with the LLC Law and who shall appoint such individuals as the Sole Member deems appropriate to such offices as the Sole Member deems necessary in order to carry on the business of the Company. The officers of the Company shall have such authority and duties as shall be delegated to such officers by the Sole Member.

Section 8. Interpretation. The captions used in this Agreement are for convenience only and shall not constitute part of the Agreement. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforceable to the fullest extent permitted by law. This Agreement and the obligations of the Member and the Manager hereunder shall be interpreted, construed and enforced in accordance with the laws of the Stale of Delaware, without regard to the conflicts of law rules thereof.

Section 9. Miscellaneous

(a) Captions. The captions used in this Agreement are inserted for convenience only and are not part of this Agreement.

(b) Governing Law. This Agreement and the obligations of the Sole Member hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, without reference to the principles of conflicts of laws.

(c) Severability. If any provisions of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the extent permitted by law.

(d) Default Rules. Except as expressly provided otherwise in this Agreement, the Company shall be governed by the LLC Law, including all of the statutory default provisions contained therein.

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IN WITNESS WHEREOF, the Sole Member has signed this Limited Liability Company Agreement as of the date first written above for the purpose of adopting it as the operating agreement of HMA Hospitals Holdings, LLC.

HEALTH MANAGEMENT ASSOCIATES, INC.

BY:	/s/ Timothy R. Parry
Timothy R. Parry
Senior Vice President and Secretary

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